UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of November 2025

Commission File Number 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

This Form 6-K is being furnished to update the disclosures in the Form 6-K of Korea Electric Power Corporation (“KEPCO”), dated June 23, 2025 (the “June 23, 2025 6-K”) regarding KEPCO’s contributions to Korea Institute of Energy Technology (“KENTECH”).

On November 10, 2025, following consultation with the Government, KEPCO plans to make an additional contribution of KRW 9.993 billion to KENTECH (the “Additional Contribution”). The Additional Contribution is part of (and not an amount separate from and in addition to) the KRW 45.9 billion resolved to be contributed to KENTECH on June 20, 2025 as disclosed in the June 23, 2025 6-K. The Additional Contribution is expected to be used for the construction of main facilities and operational expenses of KENTECH in 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Joo, Hwa-Sik
Name: Joo, Hwa-Sik
Title: Vice President

Date: November 12, 2025